UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains a press release issued by Deutsche Bank AG on April 23, 2015. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-184193 of Deutsche Bank AG.

Frankfurt, April 23, 2015

Deutsche Bank agrees to joint settlement of all remaining investigations with US and UK regulators over interbank offered rates benchmarks

•	Deutsche Bank has reached a joint settlement with the Department of Justice (DOJ), Commodity Futures Trading Commission (CFTC) and New York State Department of Financial Services (NYDFS) in the US and Financial Conduct Authority (FCA) in the UK as part of an industry-wide investigation into past submissions for interbank offered rates benchmarks.

•	Deutsche Bank agreed to pay penalties of USD 2.175 billion to the DOJ, CFTC and NYDFS and GBP 226.8 million to the FCA.

•	Deutsche Bank will book an additional provision of approximately EUR 1.5 billion for IBOR and other matters in its first-quarter 2015 financial results.

•	No current or former member of the Management Board was found to have been involved in or aware of the trader misconduct.

•	The Bank has disciplined or dismissed individuals involved in the trader misconduct; has significantly strengthened its controls; and is conducting a thorough review of its actions in addressing this matter.

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) announced today that it has reached a joint settlement with US and UK regulators over all of their remaining investigations into past submissions for interbank offered rates (IBOR) benchmarks. The resolution with the DOJ, CFTC and NYDFS in the US and FCA in the UK is part of an industry-wide investigation into the setting of IBOR across a range of currencies.

As part of the settlement, Deutsche Bank agreed to pay penalties of USD 2.175 billion to the DOJ, CFTC and NYDFS and GBP 226.8 million to the FCA. Deutsche Bank will book an additional provision of approximately EUR 1.5 billion for IBOR and other matters in its first-quarter 2015 financial results. No current or former member of the Management Board was found to have been involved in or aware of the trader misconduct.

Jürgen Fitschen and Anshu Jain, Co-Chief Executive Officers of Deutsche Bank, said: “We deeply regret this matter but are pleased to have resolved it. The Bank accepts the findings of the regulators. We have disciplined or dismissed individuals involved in the trader misconduct; have substantially strengthened our control teams, procedures and record-keeping; and are conducting a thorough review of the Bank’s actions in addressing this matter. This agreement marks another step in addressing the past and ensuring that the Bank earns back the trust of its clients, shareholders and society at large.”

Deutsche Bank holds accountable those found to have acted inconsistently with its standards. It has worked intensively in investigating the matter. The Bank’s internal investigation was the largest in its history, involving the collection of more than 150 million electronic documents and 850,000 audio files and the review of more than 21 million electronic documents and 320,000 audio files.

The Bank recognises that there were defects and delays in collecting and producing documents and audio. It has significantly increased the number of employees dedicated to electronic discovery to 200 and raised expenditure by 600% since 2012.

Specific changes to procedures and controls across Deutsche Bank include:

•	Creating a Benchmark and Index Control Group, which now oversees the Bank’s IBOR submissions and reports to Risk Management, an independent control function;

•	Completely segregating duties between LIBOR/EURIBOR submitters and traders, including physical separation. Submissions are now based on observable transactions, not estimates, to the greatest extent possible;

•	Upgrading the Bank’s systems and controls so that it can more quickly identify electronic and voice communications that are of interest to regulators and to the Bank. This is part of the previously announced EUR 1 billion programme to upgrade systems and controls.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2014 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2015, on pages 11 through 34 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: April 23, 2015
	By:	/s/ Peter Burrill
	Name:	Peter Burrill
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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